September 9, 2024

Jennifer Gravelle
Chief Financial Officer
Kingstone Companies, Inc.
15 Joys Lane
Kingston, NY 12401

        Re: Kingstone Companies, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 000-01665
Dear Jennifer Gravelle:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance